Form 99.35 Summary of Changes to Form SBSE

Capitolis Liquid Global Markets LLC

Form SBSE/A – Filed 8.11.2025

Applicant Data - Page 3

Question 14(A)(2) – Changed answer to "yes"

Schedule A: Direct Owners and Executive Officers (Answer for Form SBSE Item 8)

1. Included investment-related experience description for all individuals listed in this section.
2. Added Amol Naik as COO.
3. Added Ionic Funding LLC and Ionic MTN Funding LLC as direct owners.

Schedule B: Indirect Owners (Answer for Form SBSE Item 8)

Reported Capitolis Inc. as general member of direct owners Ionic Funding LLC and Ionic MTN Funding LLC.

Schedule D of Form SBSE: Section IV Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

1. Reported termination of arrangement with CohnReznick LLP.
2. Reported the arrangement with Deloitte & Touche LLP.

Schedule D of Form SBSE: Section V

Reported Capitolis Global Broker Dealer LLC and Capitolis UK Limited.

Criminal Disclosure Reporting Page

Added DRP for Amol Naik.